SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petrobras Transporte S.A. – Transpetro (“Transpetro”)
Relationship with the issuer	Transpetro is a wholly-owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which holds 47.03% interest in the voting capital and 36.15% interest in the total capital of Braskem.
Object	Provision of ship unloading services using a single buoy, storage of products and pipeline transportation at Terminal Almirante Dutra (TEDUT).
Main terms and conditions

Valid for two (2) years from November 1, 2018. The agreement may be terminated through a simple written notice to the other Party, in any of the events envisaged in the agreement.

Total Value of Agreement: estimated at two hundred nineteen million reais (R$219,000,000.00).

Date of signing of agreement	11/1/2018
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Not applicable
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out at an arm’s length basis or involves adequate compensatory payment

In view of the termination of the Agreement in force, for logistics services for raw materials to the Polo de Triunfo and the submission of proposals with new prices by Transpetro, Braskem analyzed the market prices in similar systems, establishing the appropriate market benchmarks for new agreements and identified that Transpetro had submitted prices in line with market practices.

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NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”)
Relationship with the issuer	Petróleo Brasileiro – Petrobras S.A. holds 47.03% interest in the voting capital and 36.15% interest in the total capital of Braskem.
Object	Assignment of an area measuring 80,000 m³ to store products owned by Braskem in the tanks at REFAP (Alberto Pasqualini Refinery).
Main terms and conditions

Effective for two (2) years from November 1, 2018. The agreement may be terminated through a simple written notice to the other Party in any of the events envisaged in the agreement.

Total Value of the Agreement: estimated at fifty million reais (R$50,000,000.00).

Date of signing of agreement	11/1/2018
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Not applicable
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out at an arm’s length basis or involves adequate compensatory payment

In view of the termination of the Agreement in force, for the logistics services for raw materials to the Polo de Triunfo, and the submission of proposals with new prices by Petrobras, Braskem analyzed the market prices in similar systems, establishing the appropriate market benchmarks for new agreements and identified that Petrobras had submitted prices in line with market practices. Moreover, in the logistics system that supplies the issuer’s Industrial Unit at Triunfo, the Alberto Pasqualini Refinery is an inseparable part of the model that enables the arrival of products.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.